Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Disclosure in furtherance of the disclosures made by Tata Motors Limited on March 30, 2022

Mumbai, January 31, 2023: In further reference to our filings dated October 12, 2021 and March 30, 2022, relating to the Securities Subscription Agreement dated October 12, 2021 (the “SSA”) executed by Tata Motors Limited (the “Company”) with TPG Rise Climate TopGun Pte. Ltd. (“TPG”), a private equity fund, for investment aggregating to ₹75,00,00,00,000/- (the “Transaction”) and incorporation of a wholly owned subsidiary of the Company, viz., Tata Passenger Electric Mobility Limited (the “Subsidiary”), and acceded to by the Subsidiary pursuant to the deed of accession to the SSA dated January 21, 2022 (together with the SSA, the “Agreement”).

Further to the aforesaid disclosures, we hereby wish to inform you that pursuant to the Agreement, TPG has subscribed to 3,75,00,000 compulsorily convertible preference shares of the face value of ₹1,000/- each in the Subsidiary (collectively, the “Tranche II Investor Securities”) on January 31, 2023, for an aggregate consideration of ₹37,50,00,00,000/- as the second tranche of the Transaction. With the subscription of the Tranche II Investor Securities by TPG, the entire investment aggregating to ₹75,00,00,00,000/- as contemplated to be invested by TPG under the Agreement, has been received by the Subsidiary.

Pursuant to the aforesaid, the allotment committee of the board of the Subsidiary has on January 31, 2023, accorded its approval for the allotment of the Tranche II Investor Securities to TPG as per the terms and conditions of the Transaction.

Please take note of the above, and bring the same to the notice of all concerned.

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.